

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-Mail
Mr. Timothy N. Tangredi
Chief Executive Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

      Re: Dais Analytic Corporation
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed December 31, 2014
               File No. 0-53554

Dear Mr. Tangredi:

      We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

      Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

General

1. Please advise why the annual meeting proxy statement filed in December 2014 appears to be the first such proxy statement filed by your company.

Executive Compensation, page 10

2. Include the disclosures required by Item 402 of Regulation S-K for your most recently completed fiscal year, that is, 2014. See Item 8 of Schedule 14A.

Proposal No. 3, page 17

3. Notwithstanding the representations made in response to comment 4 in our December 23, 2014 letter that you have decided to increase only the preferred stock and added the effect of a negative vote on the proposal to increase the authorized amount of preferred stock, it appears from disclosures in the revised preliminary proxy statement that you have decided to increase only the common stock and added the effect of a negative vote on the proposal to increase the authorized amount of common stock. Please revise and advise.

Proposal No. 5, page 22

4. Revise the proposal to reflect that you are asking your shareholders to approve on an advisory basis the compensation of your named executive officers for 2014.

Proposal No. 6, page 22

5. Disclosure that your board of directors is recommending that shareholders vote "three years" in advising on the frequency of shareholder votes on executive compensation is inconsistent with disclosure that your board of directors recommends that shareholders vote "EVERY ONE YEAR" in advising on the frequency of shareholder votes on executive compensation. Please reconcile the disclosures.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director